CONSENT TO ASSIGNMENT TO SUCCESSOR CUSTODIAN

In connection with the assignment of the institutional custody business of the Huntington National Bank (“Huntington”) to Argent Institutional Trust Company. (“Argent”), the undersigned, on behalf of the institutional custody client listed below (“Client”), hereby consents to the assignment of its institutional custody account agreement from Huntington to Argent. Client agrees this consent may be executed electronically.

Client Name:             1041014560 LGM

Authorized Signer’s Name:                          1/20/2026 | 11:43 PM EST

Signature:

Date:

Address:

Thank you and we appreciate your prompt response.